EXHIBIT 99.1

        Tel Aviv, Israel – February 28, 2007 – Top Image Systems, Ltd. (NASDAQ: TISA, TASE: TISA) (“TIS”), the leading innovator of data capture solutions, today announced that it entered into a market making agreement with I.B.I. Israel Ltd., a company that provides stock exchange and investment services, for the purpose of market making in the shares of TIS on the Tel Aviv Stock Exchange Ltd.

Under the market making agreement, I.B.I. Israel Ltd. will make a market for TIS shares, pursuant to the rules and regulations of the Tel Aviv Stock Exchange Ltd. and the resolutions of the board of directors thereof.

The term of the agreement is for one year, subject to termination rights set forth in the agreement. The agreement will be automatically renewed for an additional period of one year, unless one of the parties notifies the other that it wishes to terminate the agreement after the first year.

In consideration for such money making activities, TIS will pay I.B.I. Israel Ltd. a fixed monthly fee in an amount that is not material to TIS.